Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Revelyst Outlines Progress on GEAR Up Transformation Plan
The leading house of outdoor brands provides an update on the program designed to drive profitability and growth.
ANOKA, Minn. — Revelyst, a collective of world-class maker brands that design and manufacture performance gear and precision technologies, today announced an update on its GEAR Up transformation initiative. Revelyst, a segment of Vista Outdoor Inc. (NYSE: VSTO), is in the process of separating into a standalone public company, with an expected execution date later this year. As part of this process, Revelyst is working to unlock its potential by directing resources to better meet consumer demand, synergizing and prioritizing strength in supply chain, and doubling down on the equity and innovation of the company’s industry-leading brands.
Revelyst launched GEAR Up in the fiscal third quarter, quickly actioning the plan to simplify the company’s business model, deliver increased efficiency and profitability from that simplified structure, and reinvest in its highest potential brands to accelerate growth and transformation. These actions are in motion and will have an estimated $100 million of realized annual cost savings by fiscal year 2027. This is in addition to the previously announced $50 million cost restructuring program, of which $25 million in savings was specifically related to Revelyst, for a total of $125 million in expected run-rate cost savings.
The company continues to make progress on GEAR Up and is executing against the previously outlined goals. GEAR Up actions announced today include:
•Expanding select roles to take on cross-brand scope as the company identifies synergies across each platform.
•Bringing together teams at dedicated platform locations to drive the culture necessary to achieve brand goals.
•Eliminating duplicative roles as the platforms consolidate.
As part of these measures, the company will close offices in Petaluma, California; Overland Park, Kansas; Eagle, Colorado; and Madison, Mississippi. Revelyst is consolidating teams across core locations, including:
•The Adventure Sports platform, led by Jeff McGuane, will consolidate in Irvine, California.

•The Outdoor Performance platform, led by Jordan Judd, will consolidate in Bozeman, Montana.
•And the Precision Sports and Technology platform, led by Jon Watters and Scott Werbelow, will consolidate in San Diego.
“While our business is stable, headwinds exist, and we need to make changes to grow and meet the financial plans we’ve established and believe in,” said Eric Nyman, CEO of Revelyst. “Our bold and decisive actions to unlock the potential for Revelyst have us on the right path. Previous ways of working need to be challenged and adjusted to position us to where we aspire to be.
“The decisions to close offices and reduce headcount aren’t taken lightly, and though they are intended to position us for the future, we understand that they are difficult in the immediate,” Nyman continued. “I have incredible confidence in our ability to transition through this and gain strength because of it. GEAR Up is an integral component for transforming Revelyst into the world’s No. 1 house of brands.”
Platform Overview
•Precision Sports and Technology: Foresight Sports and Bushnell Golf
•Adventure Sports: Fox Racing, Bell Helmets, Giro Sport Design, CamelBak, QuietKat Electric Bikes, Blackburn and more.
•Outdoor Performance: Simms Fishing Products, Bushnell, Blackhawk, Stone Glacier, Camp Chef, Primos and more.
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About Revelyst
Revelyst, a segment of Vista Outdoor Inc. (NYSE: VSTO), is a collective of world-class maker brands that design and manufacture performance gear and precision technologies. Our category-defining brands leverage meticulous craftsmanship and cross-collaboration to pursue new innovations that redefine what is humanly possible in the outdoors. Portfolio brands include Foresight Sports, Bushnell Golf, Fox, Bell, Giro, CamelBak, Bushnell, Simms Fishing and more. For more information, visit our website at www.revelyst.com.
Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com